Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 23, 2012:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

South American Mining & Exploration Corp.	British Columbia, Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
Minas Bolivex S.A. (“BOLIVEX “)	Bolivia	98%
Empresa Minera Boliviana S.A. (“EMIBOL”)	Bolivia	98%
Minera Samex Chile S.A (“Samex Chile”)	Chile	99.9%

For details see Item 4 - “Information On The Company”